EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges

Macquarie Infrastructure Company LLC

RATIO OF EARNINGS TO FIXED CHARGES- Continuing Operations

($ in thousands, except ratios)	For the years ended December 31,
	2012	2011	2010	2009	2008

Net income (loss) from continuing operations before income taxes and noncontrolling interest	$16,536	$51,606	$1,309	$(124,502)	$(83,657)
Less: Equity in earnings and amortization charges of investees	(32,327)	(22,763)	(31,301)	(22,561)	(1,324)
Net income (loss) from continuing operations before income taxes, noncontrolling interest and income from equity in earnings charges of investees	$(15,791)	$28,843	$(29,992)	$(147,063)	$(84,981)

Plus: Fixed charges:
Interest expense	46,623	59,361	106,834	95,456	88,652
Derivative loss	-	-	-	25,238	2,843

Amortized premiums, discounts and capitalized expenses related to indebtedness	4,232	4,086	4,347	5,121	4,762
Estimate of interest within rental expense(1)	11,623	11,481	11,950	11,630	11,393
Total fixed charges	62,478	74,928	123,131	137,445	107,650

Plus: Equity distributions from investee	86,952	-	15,000	7,000	1,324

Adjusted Earnings (Losses)	133,639	103,771	108,139	(2,618)	23,993
Fixed Charges	(62,478)	(74,928)	(123,131)	(137,445)	(107,650)
Excess of earnings (losses) to cover fixed charges	$71,161	$28,843	$(14,992)	$(140,063)	$(83,657)

Ratio of earnings to fixed charges(2)	2.14	1.38	N/M(3)	N/M(3)	N/M(3)

(1)	Calculated as one-third of rental expense, which the Company believes to be a reasonable estimate of the interest portion in operating leases.

(2)	The ratio of earnings to fixed charges from continuing operations is computed by dividing (i) pre-tax income from continuing operations before equity in earnings and amortization charges of investees, plus fixed charges and distribution received from equity investees classified asoperating activities; by (ii) fixed charges.

(3)	The ratio of earnings to fixed charges from continuing operations for the years ended December 31, 2010, 2009 and 2008 is not meaningful as fixed charges exceeded adjusted earnings in such years. Earnings were deficient to cover fixed charges by $14,992,000, $140,063,000 and $83,657,000 in 2010, 2009 and 2008, respectively.